SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on November 11, 2008, entitled "StatoilHydro: Changes in the corporate executive committee".

StatoilHydro: Changes in the corporate executive committee

As of 10 November 2008, Øystein Michelsen (52), Helga Nes (52) and Gunnar Myrebøe (59) have been appointed members of StatoilHydro's corporate executive committee. Mr Michelsen will take up the position as executive vice president for the Exploration & Production Norway business area, Mr Myrebøe is to hold the same post in the Projects business area and Ms Nes will lead the area for corporate staffs and services.

"In the space of a short time we have put in place a highly experienced and competent management for important parts of StatoilHydro," says chief executive Helge Lund. He adds, "A united corporate executive committee is focusing on developing the group further in line with the strategy laid down."

Øystein Michelsen graduated as master of science from the Norwegian University of Science and Technology (NTNU) in 1980. He joined Hydro in 1981, starting at Hydro's research centre in Porsgrunn. In 1985 he started in Hydro Oil & Energy where his posts included safety manager for the Brage project, HSE manager for operations, platform and field manager for Oseberg, project manager for establishing the Grane project and head of operations.

After the merger with Statoil, Mr Michelsen became senior vice president for StatoilHydro's operations north business cluster. He has been acting executive vice president for Exploration & Production Norway since 7 October.

Helga Nes becomes executive vice president of StatoilHydro's corporate staffs and services (chief staff officer). Ms Nes holds a degree as master of science from the NTNU in 1981 and gained a master's degree in business administration at the Norwegian School of Management (BI) in 1994.

She joined Hydro in 1984 and held posts such as, process engineer, quality manager and chief of staff. She was in charge of human resources for the Exploration and development unit in Hydro Oil & Energy from 2002-04 and head of IT from 2004 until the merger with Statoil in 2007. Ms Nes was senior vice president for HSE and HR in StatoilHydro's Projects business area from the merger until she was appointed acting executive vice president for Projects on 7 October.

Gunnar Breivik, who has been acting chief staff officer, will continue as senior vice president for health, safety and the environment and will report to Ms Nes.

Gunnar Myrebøe graduated as master of science from the NTNU in 1973. He worked for Phillips Petroleum before joining Statoil in 1981.

Among other things, Mr Myrebøe has headed the development of the Sleipner condensate project and had responsibility for gas technology in the Natural Gas business area. He has also been project director for Norfra (Franpipe) and headed Statoil research and technology. He was offshore manager for the Snøhvit development from 2003-07 and since the merger has been senior vice president for offshore modifications in Projects.

Changes are being made to corporate staffs and services in that the corporate communication function is being merged with the major part of the integrity and social responsibility function to form a new entity under the leadership of Reidar Gjærum, senior vice president for corporate communication. The remaining part of integrity and social responsibility is being transferred to corporate legal affairs, headed by Tom Melbye Eide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: November 11, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer